Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: October 23, 2003

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

Difficult market conditions mean headcount reductions at Swisscom in 2004

The cost pressure triggered by continually falling prices and a lack of growth opportunities will force Swisscom to further improve efficiency and reduce headcounts in 2004. Swisscom will be reducing the number of full-time equivalent employees in Switzerland by 655 – 4 percent of the current headcount. The headcount reductions will be in Swisscom Fixnet (260 jobs), Bluewin (40), Swisscom IT Services (300) and Swisscom Immobilien (55). As in previous years, Swisscom will once again be investing around CHF 1.2 bn in Switzerland in the coming year, and will continue to offer over 900 apprenticeships.

Swisscom cannot achieve further growth in Switzerland due to structural limitations. In addition, the company is exposed to falling prices coupled with a need for high levels of investment. The company is addressing the resultant high cost pressure with measures to improve efficiency, including headcount reductions, as Swisscom’s competitiveness and long-term success can only be secured by consistently exploiting savings potential.

Rationalisation and falling order volumes

Swisscom Fixnet will continue the rationalisation programme it initiated several years ago in the coming year. At Swisscom IT Services and SIMAG, the headcount reductions now required are a consequence of the ongoing difficult situation in the IT market and a decline in the demand for internal services. Technological change and the Swisscom Group’s limited opportunities for growth – primarily due to regulatory provisions – have led to a decline in the amount of office space required and to falling order volumes.

Swisscom will, through natural fluctuation, by filling vacant positions internally and using the upcoming negotiations with the social partners on alternative working time models, do everything it can to ensure that the number of people affected by the headcount reductions is kept to a minimum. Agreement has already been reached with the social partners to extend the very generous social plan for those affected by a further two years. The overall impact of the measures at regional level cannot be evaluated until the first quarter of 2004.

Swisscom anticipates that the adaptation of business processes which has been taking place for some years will continue to represent a key component of Swisscom’s activities in the future. According to current estimates, it will be nigh on impossible for Swisscom to achieve further revenue growth in Switzerland over the next few years, making further improvements in efficiency vital. Only by implementing these measures can Swisscom ensure that it remains healthy and in a position to carry out the investment required to secure its future. These are the essential prerequisites if Swisscom is to continue to provide first-class telecommunications and IT services all over Switzerland and guarantee a public service throughout the entire country.

Swisscom Ltd	Phone	+41 (0)31 342 91 93	www.swisscom.com
Group Media Relations	Fax	+41 (0)31 342 06 70
CH-3050 Bern			media@swisscom.com

Press release

Efficiency improvements at Swisscom Fixnet and Bluewin

Over the coming year, Swisscom Fixnet will be cutting 260 out of a total of some 7,800 jobs. The company is implementing this measure in response to increasing competition, falling revenues and the impact of regulatory provisions. It is envisaged that around one-third of the headcount reduction can be achieved through natural fluctuation and internal transfers. The net reduction of 260 jobs includes the creation of 45 jobs in customer care.

The Internet provider Bluewin will be targeting its resources at new areas due to the boom in ADSL business and slower growth for its other activities. Bluewin will be restructuring its supplementary Internet services, portal and central services and streamlining its product portfolio. The reorganisation at Bluewin will result in the loss of around 40 out of a total of 340 full-time equivalent employees.

Difficult market conditions at Swisscom IT Services call for realignment

Prices in the Swiss telecommunications market have fallen by around one-third over the last five years. This pressure also impacts on revenues for internal IT services provided within Swisscom, and has forced Swisscom IT Services to massively cut costs. Despite isolated successes, the external revenues of the Swisscom Group company, which has been operating since the beginning of 2002 and employs some 2,300 full-time equivalent employees, have not been sufficient to compensate for the fall in revenues generated within the Group. This can be attributed to the ongoing difficult market conditions in the IT sector.

The company has decided to realign its activities as of 1 January 2004, and will in future be concentrating on the telecommunications and financial services sectors and other selected segments. Relationships with existing customers outside these sectors will be maintained. The focus of the realignment will be on customer orientation, efficiency, industry expertise and increased competitiveness. Swisscom IT Services is also adapting its organisational structure to reflect the new strategy, with the Executive Board being reduced from ten to six members.

The cost pressure is forcing Swisscom IT Services to reduce its headcount by some 300 units by the end of 2004. Swisscom IT Services calculates that part of the reduction can be achieved through fluctuation (departures, retirements). The required reduction is smaller than originally expected thanks to measures such as teleworking and part-time employment, mobility payments and alternative working time models in selected areas.

Swisscom Ltd	Phone	+41 (0)31 342 91 93	www.swisscom.com
Group Media Relations	Fax	+41 (0)31 342 06 70
CH-3050 Bern			media@swisscom.com

Press release

Less office space required from Swisscom Immobilien

SIMAG, Swisscom’s service organisation for corporate real estate and facility management, primarily provides its services to companies in the Swisscom Group. The Group companies’ need for floor space and services has been falling sharply for some years now due to technological change and the ongoing structural reorganisation at Swisscom, leading to lower revenues, a reduced product portfolio and thus to overcapacity in terms of staff. SIMAG must cut around 55 out of total of some 400 jobs by the end of 2004 in order to ensure the success of the business in the future.

Positive experiences with an extensive social plan

All employees of Swisscom Fixnet, Swisscom IT Services, SIMAG and Bluewin affected by the headcount reductions will benefit from the extremely extensive Swisscom social plan negotiated with the social partners when the company was first privatised. Swisscom has invested more than two billion francs in the social plan since 1998.

The innovative social plan is based on three pillars. Persons affected by headcount reductions receive help and advice on new career directions from the Swisscom subsidiary PersPec Personal Perspectives Ltd, and continue to receive their full salary from Swisscom for a period of 12 to 18 months. Of the 1,900 or so persons who have taken part in this programme to date, around 90 percent have found new employment. Older employees who meet certain requirements are entitled to draw on the services of Worklink AG. The company offers temporary employment up to the age of 60, after which the employees take up early retirement. The third central pillar of the social plan is the Co-Motion start-up programme, which shows interested parties how to start their own business. The programme has already given its support to 200 new entrepreneurs since 1999.

The services of the Swisscom Venture Fund can be used even before headcount reductions take effect. The fund supports employees wishing to take over business activities no longer offered by Swisscom (outsourcing). Since its foundation in 1998, the Swisscom Venture Fund has supported 16 companies employing a total of some 300 people.

Berne, 23 October 2003

Swisscom Ltd	Phone	+41 (0)31 342 91 93	www.swisscom.com
Group Media Relations	Fax	+41 (0)31 342 06 70
CH-3050 Bern			media@swisscom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: October 23, 2003	by:	/s/ Stephan Wiederkehr
	Name:	Stephan Wiederkehr
	Title:	Senior Counsel
Head of Corporate & Financial Law